As filed with the Securities and Exchange Commission on March 9, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT

(under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934)

THE BRINK'S COMPANY

(Name of Subject Company (Issuer))

THE BRINK'S COMPANY

(Name of Filing Person (Offeror))

Common Stock, $1.00 Par Value Per Share
(including the associated preferred stock purchase rights attached thereto)
(Title of Class of Securities)

109696104
(CUSIP Number of Class of Securities)

Austin F. Reed, Esq.
Vice President, General Counsel and Secretary
The Brink's Company
1801 Bayberry Court
Richmond, Virginia 23226-8100
(804) 289-9600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

Copies to:
Louanna O. Heuhsen, Esq.
David I. Meyers, Esq.
Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219

CALCULATION OF FILING FEE

Transaction Valuation* $525,000,000	Amount of Filing Fee** $56,175

*	Calculated solely for the purpose of determining the filing fee, based upon the purchase of 10,000,000 shares at the maximum tender offer price of $52.50 per share.
**	The amount of the filing fee was calculated at a rate of $107.00 per $1,000,000 of the transaction valuation. It was calculated by multiplying the transaction valuation by 0.000107.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

      This issuer tender offer statement on Schedule TO (this “Schedule TO” ) relates to the tender offer by The Brink's Company, a Virginia corporation (the “Company” ), to purchase up to 10,000,000 shares of its common stock, $1.00 par value per share, including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated September 1, 2003, between The Brink's Company and Computershare Trust Company, N.A. (formerly Equiserve Trust Company, N.A.), as Rights Agent (the “Shares”). The Company is offering to purchase the Shares at a price not greater than $52.50 nor less than $47.50 per Share, net to the seller in cash, without interest, as specified by the shareholders tendering their Shares. The Company's tender offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (or similar materials distributed to participants in the Company's 401(k) Plan or the BAX Global 401(k) Plan), which, as amended or supplemented from time to time, together constitute the tender offer, copies of which are attached hereto as Exhibit (a)(1)(A) and (a)(1)(B), respectively, and incorporated herein by reference.

      This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

      In response to Items 1, 2, 4(a)(1), 4(b), 5, 6, 7, 8, 9, and 11, reference is made to the information set forth in the Offer to Purchase and the related Letter of Transmittal, which is incorporated in this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

      (a) The issuer of the securities to which this Schedule TO relates is The Brink's Company, a Virginia corporation (the “Company”), and the address of its principal executive office is 1801 Bayberry Court, Richmond, Virginia 23226-8100. The following table names each person specified in Instruction C to Schedule TO. Each person's business address is the same as the Company's, 1801 Bayberry Court, Richmond, Virginia 23226-8100, and each filing person's business telephone number is (804) 289-9600.

NAME	POSITION
Roger G. Ackerman	Director
Betty C. Alewine	Director
James R. Barker	Director
Marc C. Breslawsky	Director
John S. Brinzo	Director
James L. Broadhead	Director
Michael T. Dan	Chairman of the Board, President and Chief Executive Officer
Ronald M. Gross	Director
James B. Hartough	Vice President—Corporate Finance and Treasurer
Frank T. Lennon	Vice President—Chief Administrative Officer
Murray D. Martin	Director
Lawrence J. Mosner	Director
Austin F. Reed	Vice President, General Counsel and Secretary
Robert T. Ritter	Vice President and Chief Financial Officer
Carl S. Sloane	Director
Ronald L. Turner	Director

Item 4. Terms of the Transaction.

      (a)(2) Not applicable.

Item 10. Financial Statements.

      (a)-(b) Not applicable.

Item 12. Material to be Filed as Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 9, 2006.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Participants in The Brink's Company 401(k) Plan, dated March 9, 2006.
(a)(1)(G)	Letter to Participants in the BAX Global 401(k) Plan, dated March 9, 2006.
(a)(1)(H)	Letter to Holders of Unexchanged Shares of Pittston BAX Group Common Stock and Pittston Minerals Group Common Stock, dated March 9, 2006.
(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)-(4)	Not applicable.
(a)(5)(A)	Press Release issued by the Company, dated March 9, 2006.
(a)(5)(B)	Summary Advertisement, dated March 9, 2006.
(b)	Not applicable.
(d)(1)	Amended and Restated Rights Agreement, dated as of September 1, 2003, by and between the Company and Computershare Trust Company, N.A. (formerly Equiserve Trust Company, N.A.), as Rights Agent (filed as Exhibit 1 to Amendment No. 4 to the Registration Statement on Form 8-A, filed October 9, 2003, as amended, and incorporated herein by reference).
(d)(2)	$400,000,000 Credit Agreement among The Brink's Company, as Parent Borrower, the Subsidiary Borrowers referred to therein, certain of Parent Borrower's Subsidiaries, as Guarantors, Various Lenders, Barclays Bank plc, as Co-Arranger and Documentation Agent, Bank of America, N.A., as Syndication Agent, Banc of America Securities LLC, as Co-Arranger, Scotiabanc Inc. and Wachovia Bank, National Association, as Co-Arrangers and Syndication Agents, JPMorgan Chase Bank, as Administrative Agent, and J.P. Morgan Securities Inc., as Sole Lead Arranger and Bookrunner, dated as of October 15, 2004 (filed as Exhibit 99.1 to the Current Report on Form 8-K filed October 18, 2004 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13e-3.

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

THE BRINK'S COMPANY
By:	/s/ Robert T. Ritter Robert T. Ritter Vice President and Chief Financial Officer

Dated: March 9, 2006

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 9, 2006.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Participants in The Brink's Company 401(k) Plan, dated March 9, 2006.
(a)(1)(G)	Letter to Participants in the BAX Global 401(k) Plan, dated March 9, 2006.
(a)(1)(H)	Letter to Holders of Unexchanged Shares of Pittston BAX Group Common Stock and Pittston Minerals Group Common Stock, dated March 9, 2006.
(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)-(4)	Not applicable.
(a)(5)(A)	Press Release issued by the Company, dated March 9, 2006.
(a)(5)(B)	Summary Advertisement, dated March 9, 2006.
(b)	Not applicable.
(d)(1)	Amended and Restated Rights Agreement, dated as of September 1, 2003, by and between the Company and Computershare Trust Company, N.A. (formerly Equiserve Trust Company, N.A.), as Rights Agent (filed as Exhibit 1 to Amendment No. 4 to the Registration Statement on Form 8-A, filed October 9, 2003, as amended, and incorporated herein by reference).
(d)(2)	$400,000,000 Credit Agreement among The Brink's Company, as Parent Borrower, the Subsidiary Borrowers referred to therein, certain of Parent Borrower's Subsidiaries, as Guarantors, Various Lenders, Barclays Bank plc, as Co-Arranger and Documentation Agent, Bank of America, N.A., as Syndication Agent, Banc of America Securities LLC, as Co-Arranger, Scotiabanc Inc. and Wachovia Bank, National Association, as Co-Arrangers and Syndication Agents, JPMorgan Chase Bank, as Administrative Agent, and J.P. Morgan Securities Inc., as Sole Lead Arranger and Bookrunner, dated as of October 15, 2004 (filed as Exhibit 99.1 to the Current Report on Form 8-K filed October 18, 2004 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.